As Filed Pursuant to Rule 424(b)(3)

Registration No. 333-120384

Prospectus

1,148,740 SHARES

VORNADO REALTY TRUST

COMMON SHARES OF BENEFICIAL INTEREST

The Selling Shareholders (the “Selling Shareholders”) of Vornado Realty Trust (“Vornado”) may offer from time to time up to 1,148,740 common shares of beneficial interest, par value $0.04 per share (“Common Shares”), of Vornado, in amounts, at prices and on terms to be determined at the time of sale. Vornado will not receive any of the proceeds from the sale of the Common Shares being sold by the Selling Shareholders. See “Use of Proceeds” herein.

The Common Shares covered by this prospectus are comprised of (i) up to 832,794 Common Shares that may be issued to certain Selling Shareholders, at our option, upon the redemption of 832,794 Class A Units of limited partnership interest in Vornado Realty L.P. issued by the Operating Partnership in connection with our acquisition of the properties located at 2101 L Street in Washington D.C., (ii) 303,446 Common Shares issued by Vornado to other Selling Shareholders upon the redemption of Units issued by the Operating Partnership in connection with our acquisition of the properties located at 2101 L Street in Washington D.C., and (iii) up to 12,500 Common Shares that Vornado may elect to issue to Mitchell N. Schear upon redemption of up to 12,500 Units issued by the Operating Partnership in connection with the exercise of the Waterfront Option, granted in a Contribution Agreement, dated as of April 9, 2003. Vornado Realty L.P. is the operating partnership through which we own our assets and operate our business.

We have registered the offering and resale of the Common Shares to allow the Selling Shareholders to sell these Common Shares without restriction in the open market or otherwise, but the registration of the Common Shares does not necessarily mean that the Unit holders will elect to redeem their Units or that the Selling Shareholders will offer or sell their Common Shares. See “Selling Shareholders” herein.

The Selling Shareholders may sell the Common Shares offered hereby directly to purchasers or through underwriters, dealers, brokers or agents designated from time to time. Sales of Common Shares in particular offerings may be made on the New York Stock Exchange (“NYSE”) or in the over-the-counter market or otherwise at prices and on terms then prevailing, at prices related to the then current market price, at fixed prices (which may be changed) or in negotiated transactions. To the extent required for any offering, a supplement to this Prospectus (a “Prospectus Supplement”) will set forth the number of Common Shares then being offered, the initial offering price, the names of any underwriters, dealers, brokers or agents and the applicable sales commission or discount. Any such Prospectus Supplement will also contain a discussion of the material United States Federal income tax considerations relating to the Common Shares to the extent not contained herein. See “Plan of Distribution” herein.

The Common Shares of Vornado are listed on the NYSE under the symbol “VNO”.

See “ Risk Factors” beginning on page 3 for certain factors relevant to an investment in the Common Shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.

Any representation to the contrary is a criminal offense.

Prospectus dated December 6, 2004.

You should rely only on the information contained in this prospectus and the accompanying prospectus supplement or incorporated by reference in these documents. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. If anyone provides you with different, inconsistent or unauthorized information or representations, you must not rely on them. This prospectus and the accompanying prospectus supplement are an offer to sell only the securities offered by these documents, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or any prospectus supplement is current only as of the date on the front of those documents.

Available Information

We are required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any documents filed by us at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common shares are listed.

We have filed a registration statement on Form S-3 with the SEC relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document, please be aware that the reference is only a summary and that you should refer to the exhibits that are a part of the registration statements for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of the initial registration statement of which this prospectus is a part and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents or information filed with the SEC:

(1)	Annual report of Vornado Realty Trust on Form 10-K for the fiscal year ended December 31, 2003, filed with SEC on March 3, 2004 (File No. 001-11954);

(2)	Current reports of Vornado Realty Trust on Form 8-K dated April 29, 2004, May 27, 2004, August 17, 2004, September 29, 2004 and November 10, 2004 and filed with the SEC on April 29, 2004, June 14, 2004, August 23, 2004, September 30, 2004 and November 22, 2004, respectively (File No. 001-11954);

(3)	Quarterly reports of Vornado Realty Trust on Form 10-Q for the fiscal quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 and filed with the SEC on May 6, 2004, August 6, 2004 and November 5, 2004, respectively (File No. 001-11954);

(4)	The description of Vornado Realty Trust common shares contained in our registration statement on Form 8-B, filed with the SEC on May 10, 1993 (File No. 001-11954); and

(5)	All documents filed by Vornado Realty Trust under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering or after the date of the initial registration statement and before effectiveness of the registration statement, except that the information referred to in Item 402(a)(8) of Regulation S-K of the SEC is not incorporated by reference into this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from our corporate secretary, 888 Seventh Avenue, New York, New York 10019, telephone (212) 894-7000. Alternatively, copies of these documents may be available on our website (www.vno.com). Any other documents available on our website are not incorporated by reference into this prospectus.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference in it, contains forward-looking statements with respect to our financial condition, results of operations and business. These statements may be made directly in this document or they may be made part of this document by reference to other documents filed with the SEC, which is known as “incorporation by reference.” You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans” or similar expressions in this prospectus or the documents incorporated by reference. Unless the context otherwise requires or as otherwise specified, references in this prospectus to “Vornado,” “we,” “us” or “our” refer to Vornado Realty Trust and its subsidiaries, including Vornado Realty L.P., except where we make clear that we mean only the parent company, Vornado Realty Trust. In addition, we sometimes refer to Vornado Realty L.P. as the “Operating Partnership.”

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, those listed under the caption “Risk Factors” in this prospectus as well as the following possibilities:

•	national, regional and local economic conditions;

•	consequences of any armed conflict involving, or terrorist attack against, the United States;

•	our ability to secure adequate insurance;

•	local conditions such as an oversupply of space or a reduction in demand for real estate in the area;

•	competition from other available space;

•	whether tenants consider a property attractive;

•	the financial condition of our tenants, including the extent of tenant bankruptcies or defaults;

•	whether we are able to pass some or all of any increased operating costs through to our tenants;

•	how well we manage our properties;

•	fluctuations in interest rates;

•	changes in real estate taxes and other expenses;

•	changes in market rental rates;

•	the timing and costs associated with property improvements and rentals;

•	changes in taxation or zoning laws;

•	government regulation;

•	availability of financing on acceptable terms or at all;

•	potential liability under environmental or other laws or regulations; and

•	general competitive factors.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results, financial condition and business may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these items are beyond our ability to control or predict. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of this prospectus or, if applicable, the date of the applicable document incorporated by reference.

All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. For more information on the uncertainty of forward-looking statements, see “Risk Factors” in this prospectus.

RISK FACTORS

An investment in our common shares involves risks. You should carefully consider, among other factors, the matters described below before deciding to purchase our common shares.

Real Estate Investments’ Value and Income Fluctuate Due to Various Factors.

The value of real estate fluctuates depending on conditions in the general economy and the real estate business. These conditions may also limit our revenues and available cash.

The factors that affect the value of our real estate include, among other things:

•	national, regional and local economic conditions;

•	consequences of any armed conflict involving, or terrorist attack against, the United States;

•	our ability to secure adequate insurance;

•	local conditions such as an oversupply of space or a reduction in demand for real estate in the area;

•	competition from other available space;

•	whether tenants consider a property attractive;

•	the financial condition of our tenants, including the extent of tenant bankruptcies or defaults;

•	whether we are able to pass some or all of any increased operating costs through to tenants;

•	how well we manage our properties;

•	fluctuations in interest rates;

•	changes in real estate taxes and other expenses;

•	changes in market rental rates;

•	the timing and costs associated with property improvements and rentals;

•	changes in taxation or zoning laws;

•	government regulation;

•	availability of financing on acceptable terms or at all;

•	potential liability under environmental or other laws or regulations; and

•	general competitive factors.

The rents we receive and the occupancy levels at our properties may decline as a result of adverse changes in any of these factors. If our rental revenues decline, we generally would expect to have less cash available to pay our indebtedness and distribute to our shareholders. In addition, some of our major expenses, including mortgage payments, real estate taxes and maintenance costs, generally do not decline when the related rents decline.

We depend on leasing space to tenants on economically favorable terms and collecting rent from our tenants, who may not be able to pay.

Our financial results depend on leasing space in our properties to tenants on economically favorable terms. In addition, because substantially all of our income comes from renting of real property, our income, funds available to pay indebtedness and funds available for distribution to our shareholders will decrease if a significant number of our tenants cannot pay their rent. If a tenant does not pay its rent, we might not be able to enforce our rights as landlord without delays and might incur substantial legal costs. For information regarding the bankruptcy of our tenants, see “—Bankruptcy or insolvency of tenants may decrease our revenues and available cash” below.

Bankruptcy or insolvency of tenants may decrease our revenues and available cash.

A number of companies, including some of our tenants, have declared bankruptcy in recent years, and other tenants may declare bankruptcy or become insolvent in the future. If a major tenant declares bankruptcy or becomes insolvent, the rental property where it leases space may have lower revenues and operational difficulties, and, in the case of our shopping centers, we may have difficulty leasing the remainder of the affected property. Our leases generally do not contain restrictions designed to ensure the creditworthiness of our tenants. As a result, the bankruptcy or insolvency of a major tenant could result in a lower level of funds from operations available for distribution to our shareholders or the payment of our indebtedness.

In February 2003, KoninKlijke Ahold NV, parent of Stop & Shop, announced that it overstated its 2002 and 2001 earnings by at least $500 million and is under investigation by the U.S. Justice Department and Securities and Exchange Commission. We cannot predict what effect, if any, this situation may have on Stop & Shop’s ability to satisfy its obligation under the Bradlees guarantees and rent for existing Stop & Shop leases aggregating approximately $10.5 million per annum.

The risk that some of our tenants may declare bankruptcy has been higher because of the September 11, 2001 terrorist attacks and the resulting decline in the economy. If there is not a sustained recovery of the economy, this risk may increase.

Real estate is a competitive business.

Our business segments – Office, Retail, Merchandise Mart Properties, Temperature Controlled Logistics, and Other operate in highly competitive environments. We have a large concentration of properties in the New York City metropolitan area and in the Washington, D.C. and Northern Virginia area. We compete with a large number of real estate property owners and developers. Principal factors of competition are rent charged, attractiveness of location, the quality of the property and breadth and quality of services provided. Our success depends upon, among other factors, trends of the national and local economies, financial condition and operating results of current and prospective tenants and customers, availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation and population trends.

We may incur costs to comply with environmental laws.

Our operations and properties are subject to various federal, state and local laws and regulations concerning the protection of the environment including air and water quality, hazardous or toxic substances and health and safety. Under certain of these environmental laws a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property. The owner or operator may also be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by those parties because of the contamination. These laws often impose liability without regard to whether the owner or operator knew of the release of the substances or caused the release. The presence of contamination or the failure to remediate contamination may impair our ability to sell or lease real estate or to borrow using the real estate as collateral. Other laws and regulations govern indoor and outdoor air quality including those that can require the abatement or removal of asbestos-containing materials in the event of damage, demolition, renovation or remodeling and also govern emissions of and exposure to asbestos fibers in the air. The maintenance and removal of lead paint and certain electrical equipment containing polychlorinated biphenyls (PCBs) and underground storage tanks are also regulated by federal and state laws. We could incur fines for environmental compliance and be held liable for the costs of remedial action with respect to the foregoing regulated substances or tanks or related claims arising out of environmental contamination or exposure at or from our properties.

Each of our properties has been subjected to varying degrees of environmental assessment at various times. The environmental assessments did not reveal any environmental condition material to our business. However, identification of new compliance concerns or undiscovered areas of contamination, changes in the extent or known scope of contamination, discovery of additional sites, human exposure to the contamination or changes in cleanup or compliance requirements could result in significant costs to us.

Some of our potential losses may not be covered by insurance.

We carry comprehensive liability and all risk property insurance ((i) fire, (ii) flood, (iii) extended coverage, (iv) ”acts of terrorism” as defined in the Terrorism Risk Insurance Act of 2002 which expires in 2004 with a possible extension through 2005 and (v) rental loss insurance) with respect to our assets. Below is a summary of the all risk property insurance and terrorism risk insurance for each of our business segments:

	Coverage Per Occurrence
	All Risk(1)	Sub-limits for Acts of Terrorism
New York Office	$1,400,000,000	$750,000,000
CESCR Office	$1,400,000,000	$750,000,000
Retail	$500,000,000	$500,000,000
Merchandise Mart	$1,400,000,000	$750,000,000
Temperature Controlled Logistics	$225,000,000	$225,000,000

(1)	Limited as to terrorism insurance by the sub-limit shown in the adjacent column.

In addition to the coverage above, we carry lesser amounts of coverage for terrorist acts not covered by the Terrorism Risk Insurance Act of 2002. We are at risk of loss for losses in excess of these limits, which losses could be material.

Our debt instruments, consisting of mortgage loans secured by our properties (which are generally non-recourse to us), Vornado Realty L.P.’s senior unsecured notes due 2007, 2009 and 2010 and our revolving credit agreement, contain customary covenants requiring us to maintain insurance. Although we believe that we have adequate insurance coverage under these agreements, we may not be able to obtain an equivalent amount of coverage at reasonable costs in the future. Further, if lenders insist on greater coverage than we are able to obtain, it could adversely affect our ability to finance and/or refinance our properties and expand our portfolio.

Our Investments Are Concentrated in the New York City/New Jersey and Washington D.C. Metropolitan Areas. Circumstances Affecting These Areas Generally Could Adversely Affect Our Business.

A significant proportion of our properties are in the New York City/New Jersey and Washington, D.C. metropolitan areas and are affected by the economic cycles and risks inherent to those regions.

During 2003, 73% of income before discontinued operations, gains on sale of real estate and cumulative effect of change in accounting principle came from properties located in New Jersey and the New York City and Washington, D.C. metropolitan areas. In addition, we may continue to concentrate a significant portion of our future acquisitions in New Jersey and the New York City and Washington, D.C. metropolitan areas. Like other real estate markets, the real estate markets in these areas have experienced economic downturns in the past, and we cannot predict how the current economic conditions will impact these markets in both the short and long term. Further declines in the economy or a decline in the real estate markets in these areas could hurt our financial performance and the value of our properties. The factors affecting economic conditions in these regions include:

•	space needs of the United States Government;

•	business layoffs or downsizing;

•	industry slowdowns;

•	relocations of businesses;

•	changing demographics;

•	increased telecommuting and use of alternative work places;

•	financial performance and productivity of the publishing, advertising, financial, technology, retail, insurance and real estate industries;

•	infrastructure quality; and

•	any oversupply of or reduced demand for real estate.

It is impossible for us to assess the future effects of the current uncertain trends in the economic and investment climates of the New York City/New Jersey and Washington, D.C. regions, and more generally of the United States, or the real estate markets in these areas. If these conditions persist or if any local, national or global economic recovery is of a short term, businesses and future profitability may be adversely affected.

Terrorist attacks such as those of September 11, 2001 in New York City and the Washington, D.C. area may adversely affect the value of our properties and our ability to generate cash flow.

We have significant investments in large metropolitan areas, including the New York/New Jersey, Washington, D.C. and Chicago metropolitan areas. In the aftermath of the terrorist attacks, tenants in these areas may choose to relocate their business to less populated, lower-profile areas of the United States that may be perceived to be less likely targets of future terrorist activity. This in turn would trigger a decrease in the demand for space in these areas, which could increase vacancies in our properties and force us to lease our properties on less favorable terms. As a result, the value of our properties and the level of our revenues could decline materially.

We May Acquire or Sell Additional Assets or Develop Additional Properties. Our Failure or Inability to Consummate These Transactions or Manage the Results of These Transactions Could Adversely Affect Our Operations and Financial Results.

We have grown rapidly through acquisitions. We may not be able to maintain this rapid growth and our failure to do so could adversely affect our stock price.

We have experienced rapid growth in recent years, increasing our total assets from approximately $565 million at December 31, 1996 to approximately $9.8 billion at September 30, 2004. We may not be able to maintain a similar rate of growth in the future or manage our growth effectively. Our failure to do so may have a material adverse effect on our financial condition and results of operations and ability to pay dividends to our shareholders.

We may acquire or develop new properties and this may create risks.

We may acquire or develop properties or acquire other real estate companies when we believe that an acquisition or development is consistent with our business strategies. We may not, however, succeed in consummating desired acquisitions or in completing developments on time or within budget. We also may not succeed in leasing newly developed or acquired properties at rents sufficient to cover their costs of acquisition or development and operations. Difficulties in integrating acquisitions may prove costly or time-consuming and could divert management’s attention.

It may be difficult to buy and sell real estate quickly.

Real estate investments are relatively difficult to buy and sell quickly. Consequently, we may have limited ability to vary our portfolio promptly in response to changes in economic or other conditions.

We may not be permitted to dispose of certain properties or pay down the debt associated with those properties when we might otherwise desire to do so without incurring additional costs.

As part of an acquisition of a property, including our January 1, 2002, acquisition of Charles E. Smith Commercial Realty L.P.’s 13.0 million square foot portfolio, we may agree, and in the case of Charles E. Smith Commercial Realty L.P. did agree, with the seller that we will not dispose of the acquired properties or reduce the mortgage indebtedness on them for significant periods of time unless we pay certain of the resulting tax costs of the seller. These agreements could result in our holding on to properties that we would otherwise sell and not pay down or refinance indebtedness that we would otherwise pay down or refinance.

On January 1, 2002, we completed the acquisition of the 66% interest in Charles E. Smith Commercial Realty L.P. that we did not previously own. The terms of the merger restrict our ability to sell or otherwise dispose of, or to finance or refinance, the properties formerly owned by Charles E. Smith

Commercial Realty L.P., which could result in our inability to sell these properties at an opportune time and increased costs to us.

Subject to limited exceptions, we are restricted from selling or otherwise transferring or disposing of certain properties located in the Crystal City area of Arlington, Virginia or an interest in our division that manages the majority of our office properties in the Washington, D.C. metropolitan area, which we refer to as the CESCR Division, for a period of 12 years with respect to certain properties located in the Crystal City area of Arlington, Virginia or six years with respect to an interest in the CESCR Division. These restrictions, which currently cover approximately 13.0 million square feet of space, could result in our inability to sell these properties or an interest in the CESCR Division at an opportune time and increase costs to us.

Our Organizational and Financial Structure Gives Rise to Operational and Financial Risks.

We May Not Be Able to Obtain Capital to Make Investments.

We depend primarily on external financing to fund the growth of our business. This is because one of the requirements of the Internal Revenue Code of 1986, as amended, for a REIT is that it distribute 90% of its net taxable income, excluding net capital gains, to its shareholders (there is a separate requirement to distribute net capital gains or pay a corporate level tax in lieu). Our access to debt or equity financing depends on the willingness of third parties to lend or make equity investments and on conditions in the capital markets generally. We and other companies in the real estate industry have experienced limited availability of financing from time to time. Although we believe that we will be able to finance any investments we may wish to make in the foreseeable future, new financing may not be available on acceptable terms.

For information about our available sources of funds, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in our annual report on Form 10-K for the year ended December 31, 2003 and quarterly report on Form 10-Q for the quarter ended September 30, 2004 and the notes to the consolidated financial statements in the same reports.

Vornado Realty Trust depends on its direct and indirect subsidiaries’ dividends and distributions, and these subsidiaries’ creditors and preferred security holders are entitled to payment of amounts payable to them by the subsidiaries before the subsidiaries may pay any dividends or distributions to Vornado Realty Trust.

Substantially all of Vornado Realty Trust’s assets are held through its Operating Partnership which holds substantially all of its properties and assets through subsidiaries. The Operating Partnership therefore depends for substantially all of its cash flow on cash distributions to it by its subsidiaries, and Vornado Realty Trust in turn depends for substantially all of its cash flow on cash distributions to it by the Operating Partnership. The creditors of each of Vornado Realty Trust’s direct and indirect subsidiaries are entitled to payment of that subsidiary’s obligations to them, when due and payable, before distributions may be made by that subsidiary to its equity holders. Thus, the Operating Partnership’s ability to make distributions to holders of units depends on its subsidiaries’ ability first to satisfy their obligations to their creditors and then to make distributions to the Operating Partnership. Likewise, Vornado Realty Trust’s ability to pay dividends to holders of common and preferred shares depends on the Operating Partnership’s ability first to satisfy its obligations to its creditors and make distributions payable to holders of preferred units and then to make distributions to Vornado Realty Trust.

Furthermore, the holders of preferred units of the Operating Partnership are entitled to receive preferred distributions before payment of distributions to holders of common units of the Operating Partnership, including Vornado Realty Trust. Thus, Vornado Realty Trust ability to pay dividends to holders of its shares and satisfy its debt obligations depends on the Operating Partnership’s ability first to satisfy its obligations to its creditors and make distributions payable to holders of preferred units and then to make distributions to Vornado Realty Trust. There are currently 15 series of preferred units of the Operating Partnership not held by Vornado Realty Trust that have preference over Vornado Realty Trust common shares. The total liquidation value of these 15 series of preferred units is approximately $1,177,904,000.

In addition, Vornado Realty Trust’s participation in any distribution of the assets of any of its direct or indirect subsidiaries upon the liquidation, reorganization or insolvency of the subsidiary, is only after the claims of the creditors, including trade creditors, and preferred security holders, if any, of the subsidiary are satisfied.

We have indebtedness, and this indebtedness may increase.

As of September 30, 2004, we had approximately $5.313 billion in total debt outstanding. Our ratio of total debt to total enterprise value was 35%. When we say “enterprise value” in the preceding sentence, we mean market equity value of Vornado Realty Trust plus debt less cash. In the future, we may incur additional debt, and thus increase our ratio of total debt to total enterprise value, to finance acquisitions or property developments.

Vornado Realty Trust might fail to qualify or remain qualified as a REIT.

Although we believe that we will remain organized and will continue to operate so as to qualify as a REIT for federal income tax purposes, we might fail to remain qualified in this way. Qualification as a REIT for federal income tax purposes is governed by highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial or administrative interpretations. Our qualification as a REIT also depends on various facts and circumstances that are not entirely within our control. In addition, legislation, new regulations, administrative interpretations or court decisions might significantly change the tax laws with respect to the requirements for qualification as a REIT or the federal income tax consequences of qualification as a REIT.

If, with respect to any taxable year, Vornado Realty Trust fails to maintain its qualification as a REIT and does not qualify under statutory relief provisions, it could not deduct distributions to shareholders in computing its taxable income and would have to pay federal income tax on its taxable income at regular corporate rates. The federal income tax payable would include any applicable alternative minimum tax. If Vornado Realty Trust had to pay federal income tax, the amount of money available to distribute to shareholders and pay its indebtedness would be reduced for the year or years involved, and Vornado Realty Trust would no longer be required to distribute money to shareholders. In addition, Vornado Realty Trust would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost, unless it was entitled to relief under the relevant statutory provisions. Although Vornado Realty Trust currently intends to operate in a manner designed to allow it to qualify as a REIT, future economic, market, legal, tax or other considerations may cause it to revoke the REIT election.

Loss of our key personnel could harm our operations and adversely affect the value of our common shares.

We are dependent on the efforts of Steven Roth, the Chairman of the Board of Trustees and Chief Executive Officer of Vornado Realty Trust, and Michael D. Fascitelli, the President of Vornado Realty Trust. While we believe that we could find replacements for these key personnel, the loss of their services could harm our operations and adversely affect the value or our common shares.

Vornado Realty Trust’s charter documents and applicable law may hinder any attempt to acquire us.

Generally, for Vornado Realty Trust to maintain its qualification as a REIT under the Internal Revenue Code, not more than 50% in value of the outstanding shares of beneficial interest of Vornado Realty Trust may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of Vornado Realty Trust’s taxable year. The Internal Revenue Code defines “individuals” for purposes of the requirement described in the preceding sentence to include some types of entities. Under Vornado Realty Trust’s Amended and Restated Declaration of Trust, as amended, no person may own more than 6.7% of the outstanding common shares or 9.9% of the outstanding preferred shares, with some exceptions for persons who held common shares in excess of the 6.7% limit before Vornado Realty Trust adopted the limit and other persons approved by Vornado Realty Trust’s Board of Trustees. These restrictions on transferability and ownership may delay, deter or prevent a change in control of Vornado Realty Trust or other transaction that might involve a premium price or otherwise be in the best interest of the shareholders. We refer to Vornado Realty Trust’s Amended and Restated Declaration of Trust, as amended, as the “declaration of trust.”

Vornado Realty Trust’s Board of Trustees is divided into three classes of trustees. Trustees of each class are chosen for three-year staggered terms. Staggered terms of trustees may reduce the possibility of a tender offer or an attempt to change control of Vornado Realty Trust, even though a tender offer or change in control might be in the best interest of Vornado Realty Trust’s shareholders.

Vornado Realty Trust’s declaration of trust authorizes the Board of Trustees to:

•	cause Vornado Realty Trust to issue additional authorized but unissued common shares or preferred shares;

•	classify or reclassify, in one or more series, any unissued preferred shares;

•	set the preferences, rights and other terms of any classified or reclassified shares that Vornado Realty Trust issues; and

•	increase, without shareholder approval, the number of shares of beneficial interest that Vornado Realty Trust may issue.

The Board of Trustees could establish a series of preferred shares whose terms could delay, deter or prevent a change in control of Vornado Realty Trust or other transaction that might involve a premium price or otherwise be in the best interest of Vornado Realty Trust’s shareholders, although the Board of Trustees does not now intend to establish a series of preferred shares of this kind. Vornado Realty Trust’s declaration of trust and bylaws contain other provisions that may delay, deter or prevent a change in control of Vornado Realty Trust or other transaction that might involve a premium price or otherwise be in the best interest of our shareholders.

Under the Maryland General Corporation Law, as amended, which we refer to as the “MGCL,” as applicable to real estate investment trusts, certain “business combinations,” including certain mergers, consolidations, share exchanges and asset transfers and certain issuances and reclassifications of equity securities, between a Maryland real estate investment trust and any person who beneficially owns ten percent or more of the voting power of the trust’s shares or an affiliate or an associate, as defined in the MGCL, of the trust who, at any time within the two-year period before the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting shares of beneficial interest of the trust, which we refer to as an “interested shareholder,” or an affiliate of the interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. After that five-year period, any business combination of these kinds must be recommended by the board of trustees of the trust and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding shares of beneficial interest of the trust and (b) two-thirds of the votes entitled to be cast by holders of voting shares of the trust other than shares held by the interested shareholder with whom, or with whose affiliate, the business combination is to be effected, unless, among other conditions, the trust’s common shareholders receive a minimum price, as defined in the MGCL, for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its common shares. The provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of trustees of the applicable trust before the interested shareholder becomes an interested shareholder, and a person is not an interested shareholder if the board of trustees approved in advance the transaction by which the person otherwise would have become an interested shareholder. In approving a transaction, the board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board. Vornado Realty Trust’s board has adopted a resolution exempting any business combination between any trustee or officer of Vornado Realty Trust, or their affiliates, and Vornado Realty Trust. As a result, the trustees and officers of Vornado Realty Trust and their affiliates may be able to enter into business combinations with Vornado Realty Trust which may not be in the best interest of shareholders. With respect to business combinations with other persons, the business combination provisions of the MGCL may have the effect of delaying, deferring or preventing a change in control of Vornado Realty Trust or other transaction that might involve a premium price or otherwise be in the best interest of the shareholders. The business combination statute may discourage others from trying to acquire control of Vornado Realty Trust and increase the difficulty of consummating any offer.

Our Ownership Structure and Related-Party Transactions May Give Rise to Conflicts of Interest.

Steven Roth and Interstate Properties may exercise substantial influence over us. They and some of our other trustees and officers have interests or positions in other entities that may compete with us.

As of September 30, 2004, Interstate Properties, a New Jersey general partnership, and its partners owned approximately 11.0% of the common shares of Vornado Realty Trust and approximately 27.4% of the common stock of Alexander’s, Inc. and beneficially owned approximately 7.9% of the common stock of Vornado Operating (approximately 17.0% assuming redemption of 447,017 units of Vornado Operating L.P., the operating subsidiary of Vornado Operating, that are beneficially owned by Interstate Properties and redeemable for common stock of Vornado Operating). Steven Roth, David Mandelbaum and Russell B. Wight, Jr. are the three partners of Interstate Properties. Mr. Roth is the Chairman of the Board and Chief Executive Officer of Vornado Realty Trust, the managing general partner of Interstate Properties, the Chief Executive Officer and a director of Alexander’s and the Chairman of the Board and Chief Executive Officer of Vornado Operating. Mr. Wight is a trustee of Vornado Realty Trust and is also a director of both Alexander’s and Vornado Operating. Mr. Mandelbaum is a trustee of Vornado Realty Trust and is also a director of Alexander’s.

As of September 30, 2004, we owned 33% of the outstanding common stock of Alexander’s. Alexander’s is a REIT engaged in leasing, managing, developing and redeveloping properties, focusing primarily on the locations where its department stores operated before they ceased operations in 1992. Alexander’s has six properties, which are located in the New York City metropolitan area. Mr. Roth and Mr. Fascitelli, the President and a trustee of Vornado Realty Trust, are directors of Alexander’s. Messrs. Mandelbaum, West and Wight are trustees of Vornado Realty Trust and are also directors of Alexander’s.

Because of these overlapping interests, Mr. Roth and Interstate Properties and its partners may have substantial influence over Vornado Realty Trust, Alexander’s and Vornado Operating and on the outcome of any matters submitted to Vornado Realty Trust, Alexander’s or Vornado Operating’s shareholders for approval. In addition, certain decisions concerning our operations or financial structure may present conflicts of interest among Messrs. Roth, Mandelbaum and Wight and Interstate Properties and our other equity or debt holders. In addition, Mr. Roth and Interstate Properties and its partners currently and may in the future engage in a wide variety of activities in the real estate business which may result in conflicts of interest with respect to matters affecting us, Alexander’s or Vornado Operating, such as which of these entities or persons, if any, may take advantage of potential business opportunities, the business focus of these entities, the types of properties and geographic locations in which these entities make investments, potential competition between business activities conducted, or sought to be conducted, by us, Interstate Properties, Alexander’s and Vornado Operating, competition for properties and tenants, possible corporate transactions such as acquisitions and other strategic decisions affecting the future of these entities.

Vornado Realty Trust currently manages and leases the real estate assets of Interstate Properties under a management agreement for which it receives an annual fee equal to 4% of base rent and percentage rent and certain other commissions. The management agreement has a term of one year and is automatically renewable unless terminated by either of the parties on 60 days’ notice at the end of the term. Vornado Realty Trust earned $703,000 and $747,000 of management fees under the management agreement for the years ended December 31, 2003 and 2002 and $568,000 for the nine months ended September 30, 2004. In addition, during fiscal years 2003 and 2002, as a result of a previously existing leasing arrangement with Alexander’s, Alexander’s paid to Interstate $587,000 and $703,000, respectively, for the leasing and other services actually rendered by Vornado Realty Trust. Upon receipt of these payments, Interstate promptly paid them over to Vornado Realty Trust without retaining any interest therein. This arrangement was terminated in 2003 and all payments by Alexander’s for these leasing and other services are made directly to Vornado Realty Trust. Because Vornado Realty Trust and Interstate Properties are controlled by the same persons, as described above, the terms of the management agreement and any future agreements between Vornado Realty Trust and Interstate Properties may not be comparable to those Vornado Realty Trust could have negotiated with an unaffiliated third party.

There may be conflicts of interest between Alexander’s and us.

As of September 30, 2004, the Operating Partnership owned 33% of the outstanding common stock of Alexander’s. Alexander’s is a REIT engaged in leasing, managing, developing and redeveloping properties, focusing primarily on the locations where its department stores operated before they ceased operations in 1992. Alexander’s has six properties. Interstate Properties, which is further described above, owned an additional 27.4% of the outstanding common stock of Alexander’s as of September 30, 2004. Mr. Roth, Chairman of the Board and Chief Executive Officer of Vornado Realty Trust, is Chief Executive Officer and a director of Alexander’s, and Mr. Fascitelli, President and a trustee of Vornado Realty Trust, is President and a director of Alexander’s. Messrs. Mandelbaum, West and Wight, trustees of the Company, are also directors of Alexander’s. Alexander’s common stock is listed on the New York Stock Exchange under the symbol “ALX.”

At September 30, 2004, the Operating Partnership had loans receivable from Alexander’s of $124,000,000 at an interest rate of 9.0%, including $29,000,000 drawn under a $50,000,000 line of credit. The maturity date of the loans is the earlier of January 3, 2006 or the date that Alexander’s Lexington Avenue construction loan is repaid fully. In addition, at September 30, 2004 there was owed to Vornado Realty L.P., $400,000,000 under a mortgage note due February 2014. The Operating Partnership manages, develops and leases the Alexander’s properties under management and development agreements and leasing agreements under which the Operating Partnership receives annual fees from Alexander’s. These agreements have a one-year term expiring in March of each year, except that the Lexington Avenue management and development agreements have a term lasting until substantial completion of development of the Lexington Avenue property, and are all automatically renewable. Because Vornado Realty Trust and Alexander’s share common senior management and because a majority of the trustees of Vornado Realty Trust also constitute the majority of the directors of Alexander’s, the terms of the foregoing agreements and any future agreements between us and Alexander’s may not be comparable to those we could have negotiated with an unaffiliated third party.

For a description of Interstate Properties’ ownership of Vornado Realty Trust, Vornado Operating and Alexander’s, see “Steven Roth and Interstate Properties may exercise substantial influence over us. They and some of our other trustees and officers have interests or positions in other entities that may compete with us” above.

The Number of Shares of Vornado Realty Trust and the Market for Those Shares Give Rise to Various Risks.

Vornado Realty Trust has many shares available for future sale, which could hurt the market price of its shares.

As of September 30, 2004, we had authorized but unissued, 73,084,257 common shares of beneficial interest, $.04 par value, and 57,072,396 preferred shares of beneficial interest, no par value. We may issue these additional shares from time to time in public or private offerings or in connection with acquisitions.

In addition, as of September 30, 2004, 19,291,000 Vornado Realty Trust common shares were reserved for issuance upon redemption of Operating Partnership units. Some of these shares may be sold in the public market after registration under the Securities Act under registration rights agreements between Vornado Realty Trust and some holders of units of the Operating Partnership. These shares may also be sold in the public market under Rule 144 under the Securities Act or other available exemptions from registration. In addition, Vornado Realty Trust has reserved a number of common shares for issuance under its employee benefit plans, and these common shares will be available for sale from time to time. Vornado Realty Trust has awarded shares of restricted stock and granted options to purchase additional common shares to some of its executive officers and employees.

We cannot predict the effect that future sales of our common shares, preferred shares or Operating Partnership Units, or the perception that sales of common shares, preferred or Operating Partnership Units could occur, will have on the market prices for Vornado Realty Trust’s shares.

Changes in market conditions could hurt the market price of Vornado Realty Trust’s shares.

The value of the Vornado Realty Trust’s shares depends on various market conditions, which may change from time to time. Among the market conditions that may affect the value of the Vornado Realty Trust’s shares are the following:

•	the extent of institutional investor interest in us;

•	the reputation of REITs generally and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate companies, and fixed income securities;

•	our financial condition and performance; and

•	general financial market conditions.

The stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies.

Increased market interest rates may hurt the value of Vornado Realty Trust’s shares.

We believe that investors consider the distribution rate on REIT shares, expressed as a percentage of the price of the shares, relative to market interest rates as an important factor in deciding whether to buy or sell the shares. If market interest rates go up, prospective purchasers of REIT shares may expect a higher distribution rate. Higher interest rates would likely increase our borrowing costs and might decrease funds available for distribution. Thus, higher market interest rates could cause the market price of Vornado Realty Trust’s shares to decline.

VORNADO REALTY TRUST

Vornado Realty Trust is a fully integrated real estate investment trust organized under the laws of Maryland. Vornado conducts its business through, and substantially all of its interests in properties are held by, Vornado Realty L.P. Vornado Realty Trust is the sole general partner of, and owned approximately 82% of the common limited partnership interest in, Vornado Realty L.P. as of September 30, 2004.

Vornado Realty Trust, through Vornado Realty L.P., currently owns directly or indirectly:

•	Office Properties:

•	all or portions of 84 office properties in the New York City metropolitan area (primarily Manhattan) and in the Washington, D.C. and Northern Virginia area;

•	Retail Properties:

•	88 retail center properties in seven states and Puerto Rico aggregating approximately 14.0 million square feet, including 2.7 million square feet built by tenants on land leased from Vornado;

•	Merchandise Mart Properties:

•	the Merchandise Mart Properties portfolio containing approximately 8.6 million square feet, including the 3.4 million square foot Merchandise Mart in Chicago;

•	Temperature Controlled Logistics:

•	a 60% interest in the Vornado Crescent Portland Partnership (“VCPP”) that, through AmeriCold Realty Trust, owns 87 cold storage warehouses nationwide with an aggregate of approximately 440.7 million cubic feet of refrigerated space. On November 4, 2004, AmeriCold Realty Trust acquired its tenant, AmeriCold Logistics, for $47,700,000 in cash. In addition, also on November

4, 2004, we and our 40% partner in VCPP, Crescent Real Estate Equities Company, entered into a definitive agreement to collectively sell 20.7% of AmeriCold Realty Trust’s shares to The Yucaipa Companies for $145,000,000. Upon the closing of the sale, we will own 47.6% of AmeriCold Realty Trust. Additional details regarding these transactions may be found in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, which is incorporated by reference into this prospectus;

•	Other Real Estate Investments:

•	33% of the outstanding common stock of Alexander’s, Inc.;

•	the Hotel Pennsylvania in New York City consisting of a hotel portion containing 1 million square feet with 1,700 rooms and a commercial portion containing 400,000 square feet of retail and office space;

•	a 22.3% interest in The Newkirk Master Limited Partnership, which owns office, retail and industrial properties and various debt interests in those properties;

•	eight dry warehouse/industrial properties in New Jersey containing approximately 2.0 million square feet; and

•	other investments including interests in other real estate, marketable securities and loans and rates receivable.

Our principal executive offices are located at 888 Seventh Avenue, New York, New York 10019, and our telephone number is (212) 894-7000.

USE OF PROCEEDS

All of the Common Shares are being offered by the Selling Shareholders. We will not receive any proceeds from the sale of the Common Shares but will acquire units in Vornado Realty L.P. in exchange for any Common Shares that we may issue to a redeeming Unit holder.

SELLING SHAREHOLDERS

The following table sets forth the names of the Selling Shareholders, the total number of Common Shares beneficially owned by them as of October 31, 2004, the total number of Common Shares offered by the Selling Shareholders and the total number and percentage of outstanding Common Shares that will be beneficially owned by the Selling Shareholders upon completion of the offering. The table assumes that Units held by Selling Shareholders have been redeemed for Common Shares. In addition, since the Selling Shareholders may sell all, some or none of their Common Shares, the table assumes that the Selling Shareholders are offering, and will sell, all of the Common Shares to which this Prospectus relates.

Name of Selling Shareholders	Common Shares Beneficially Owned as of October 31, 2004		Common Shares Offered		Common Shares Beneficially owned as of October 31 2004, as adjusted	Percentage of Outstanding Common Shares Beneficially Owned, as adjusted
Robert H. Smith	3,134,351	(2)(3)(5)	9,090	(7)	3,125,261	2.4%
Robert P. Kogod	2,945,254	(2)(4)(5)	25,338	(8)	2,919,916	2.2%
Clarice Smith	2,660,400	(2)(3)(6)	3,409	(7)	2,656,991	2.0%
Arlene Kogod	2,272,848	(2)(4)	25,338	(8)	2,247,510	1.7%
Mitchell N. Schear	61,836	(9)	12,500		49,336	*
Other Selling Shareholders(1)	1,134,649		1,101,812		32,837	*
*less than 1%

(1)	Includes 86 Selling Shareholders that would in the aggregate, assuming that each Selling Shareholder redeems all of the Units it holds and that Vornado issues Common Shares for all Units redeemed, beneficially own less than 1% of the outstanding Common Shares. These Selling Shareholders are, or were, partners of Vornado Realty L.P. who received VRLP units in exchange for their interests in 2101 L Street in Washington D.C.
(2)	Includes 1,093,978 Common Shares with respect to which beneficial ownership is shared by Mr. Smith, Mrs. Smith, Mr. Kogod and Ms. Kogod through 1730 M Street Associates Limited Partnership. Ownership with respect to Common Shares held by 1730 M Street Associates Limited Partnership is determined based upon each Selling Shareholders’ proportionate ownership in such entity.
(3)	Includes 1,240,709 Common Shares with respect to which beneficial ownership is shared solely by Mr. and Mrs. Smith.
(4)	Includes 962,628 Common Shares with respect to which beneficial ownership is shared solely by Mr. and Mrs. Kogod.
(5)	Includes 5,929 Common Shares with respect to which beneficial ownership is shared solely by Mr. Smith and Mr. Kogod.
(6)	Includes 115,039 Common Shares with respect to which beneficial ownership is shared by Mrs. Smith and other partners in MC Associates and 5,330 Common Shares with respect to which beneficial ownership is shared by Mrs. Smith and other partners in MC II Associates.
(7)	Includes 3,409 Common Shares, which may be issued upon the redemption of 3,409 Units that are currently held by RCS-II LLC. Mr. and Mrs. Smith share the beneficial ownership of such Common Shares.
(8)	The 25,338 Common Shares, which may be issued upon the redemption of 25,338 Units, are currently held by RAK-II LLC. Mr. and Mrs. Kogod share the beneficial ownership of such Common Shares.
(9)	Includes 16,483 Common Shares with respect to which beneficial ownership is shared solely by Mr. and Mrs. Schear.

Certain Relationships

Robert H. Smith and Robert P. Kogod are members of Vornado’s Board of Trustees. In addition, Mr. Smith is Chairman of Charles E. Smith Commercial Realty. Previously, Mr. Smith was Co-Chief Executive Officer and Co-Chairman of the Board of Directors of Charles E. Smith Realty L.P. and Mr. Kogod was Co-Chief Executive Officer and Co-Chairman of the Board of Directors of Charles E. Smith Realty L.P. Arlene Kogod is the wife of Mr. Kogod. Clarice Smith is the wife of Mr. Smith. Mitchell N. Schear is President of Charles E. Smith Commercial Realty.

Registration Rights

Vornado has filed the Registration Statement pursuant to its obligations under (i) a Registration Rights Agreement, dated July 31, 2003, between Vornado and the Unit holders named therein, entered into in connection with the acquisition of the properties located at 2101 L Street in Washington, D.C. and (ii) a Registration Rights Agreement, dated October 7, 2003, between Vornado and the Unit holder named therein (collectively, the “Registration Rights Agreements”). Vornado is obligated to maintain the effectiveness of the Registration Statement until the date on which the Common Shares registered thereunder have been sold or otherwise transferred or the date on which the Common Shares have become eligible for sale pursuant to Rule 144(k) (or any similar provision then in force) under the Securities Act.

Pursuant to the Registration Rights Agreements, Vornado has agreed to pay all expenses of effecting the registration of the Common Shares offered by the Selling Shareholders (other than agency fees and commissions, underwriting discounts and commissions, and certain disbursements of counsel or other advisors or experts retained by the Selling Shareholders).

Vornado has agreed to indemnify and hold harmless the Unit holders named in the Registration Rights Agreements against any losses, claims, damages or liabilities arising under the securities laws, except to the extent they arise out of written information furnished to Vornado by the Unit holders named in the Registration Rights Agreements for use in the Registration Statement or this Prospectus. In addition, Vornado may require an undertaking reasonably satisfactory to it from the Selling Shareholders to indemnify and hold harmless Vornado, its trustees, officers who sign the Registration Statement, any person who controls Vornado, and any other holder of Common Shares that is included in the Registration Statement against any losses, claims, damages or liabilities arising under the securities laws with respect to written information furnished to Vornado by the Selling Shareholders for use in the Registration Statement or the Prospectus. Vornado may also agree to indemnify certain of the other Selling Shareholders against certain liabilities, including liabilities under the Securities Act of 1933.

DESCRIPTION OF COMMON SHARES

The following description of our common shares is only a summary of, and is qualified in its entirety by reference to, the provision governing the common shares contained in the declaration of trust and (b) the amended and restated bylaws, Copies of the declaration of trust and by-laws are exhibits to the registration statement of which this prospectus is a part. See “Available Information” for information about how to obtain copies of the declaration of trust and by-laws.

For Vornado Realty Trust to maintain its qualification as a REIT under the Internal Revenue Code, not more than 50% of the value of Vornado’s outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include certain entities, at any time during the last half of a taxable year and the shares of beneficial interest must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Accordingly, the declaration of trust contains provisions that restrict the ownership and transfer of shares of beneficial interest.

The declaration of trust authorizes the issuance of up to 540,000,000 shares, consisting of 200,000,000 common shares, $.04 par value per share, 70,000,000 preferred shares of beneficial interest, no par value per share, and 270,000,000 excess shares of beneficial interest, $.04 par value per share.

Of the authorized 70,000,000 preferred shares, Vornado has designated:

•	5,789,239 as $3.25 Series A Convertible Preferred Shares;

•	3,400,000 as 8.5% Series B Cumulative Redeemable Preferred Shares;

•	4,600,000 as 8.5% Series C Cumulative Redeemable Preferred Shares;

•	3,500,000 as Series D-1 8.5% Cumulative Redeemable Preferred Shares;

•	549,336 as 8.375% Series D-2 Cumulative Redeemable Preferred Shares;

•	8,000,000 as Series D-3 8.25% Cumulative Redeemable Preferred Shares;

•	5,000,000 as Series D-4 8.25% Cumulative Redeemable Preferred Shares;

•	7,480,000 as Series D-5 8.25% Cumulative Redeemable Preferred Shares;

•	1,000,000 as Series D-6 8.25% Cumulative Redeemable Preferred Shares;

•	7,200,000 as Series D-7 8.25% Cumulative Redeemable Preferred Shares;

•	360,000 as Series D-8 8.25% Cumulative Redeemable Preferred Shares;

•	1,800,000 as Series D-9 8.25% Cumulative Redeemable Preferred Shares;

•	4,800,000 as Series D-10 7.00% Cumulative Redeemable Preferred Shares;

•	1,400,000 as Series D-11 7.20% Cumulative Redeemable Preferred Shares;

•	3,000,000 as 7.00% Series E Cumulative Redeemable Preferred Shares; and

•	6,000,000 as 6.75% Series F Cumulative Redeemable Preferred Shares.

As of October 31, 2004, 127,217,439 common shares were issued and outstanding. No excess shares were issued and outstanding as of October 31, 2004. The common shares of Vornado Realty Trust are listed on the NYSE under the symbol “VNO.”

As of October 31, 2004, 324,704 Series A Preferred Shares, 4,600,000 Series C Preferred Shares, 1,600,000 Series D-10 Preferred Shares and 3,000,000 Series E Preferred Shares were outstanding. No Series D-1, Series D-2, Series D-3, Series D-4, Series D-5, Series D-6, Series D-7, Series D-8, Series D-9 or Series D-11 Preferred Shares were issued and outstanding as of October 31, 2004. Shares of each of these series may be issued in the future upon redemption of preferred units of limited partnership interest of Vornado Realty L.P. of a corresponding series that were issued and outstanding as of October 31, 2004. On November 17, 2004, the Company issued 6,000,000 Series F Preferred Shares.

Dividend and Voting Rights of Holders of Common Shares

The holders of Vornado common shares are entitled to receive dividends when, if and as authorized by the board of trustees and declared by Vornado out of assets legally available to pay dividends, if receipt of the dividends is in compliance with the provisions in the declaration of trust restricting the ownership and transfer of shares of beneficial interest. However, if any preferred shares are at the time outstanding, Vornado may only pay dividends or other distributions on common shares or purchase common shares if full cumulative dividends have been paid on outstanding preferred shares and there is no arrearage in any mandatory sinking fund on outstanding preferred shares. The terms of the series of preferred shares that are now issued and outstanding do not provide for any mandatory sinking fund.

The holders of common shares are entitled to one vote for each share on all matters on which shareholders are entitled to vote, including elections of trustees. There is no cumulative voting in the election of trustees, which means that the holders of a majority of the outstanding common shares can elect all of the trustees then standing for election. The holders of common shares do not have any conversion, redemption or preemptive rights to subscribe to any securities of Vornado. If Vornado is dissolved, liquidated or wound up, holders of common shares are entitled to share proportionally in any assets remaining after the prior rights of creditors, including holders of Vornado’s indebtedness, and the aggregate liquidation preference of any preferred shares then outstanding are satisfied in full.

The common shares have equal dividend, distribution, liquidation and other rights and have no preference, appraisal or exchange rights. All outstanding common shares are, and any common shares offered by a prospectus supplement, upon issuance, will be, duly authorized, fully paid and non-assessable.

Restrictions on Ownership of Common Shares

The Common Shares Beneficial Ownership Limit

For Vornado to maintain its qualification as a REIT under the Internal Revenue Code, not more than 50% of the value of its outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of a taxable year and the shares of beneficial interest must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. The Internal Revenue Code defines “individuals” to include some entities for purposes of the preceding sentence. All references to a shareholder’s ownership of common shares in this section “ — The Common Shares Beneficial Ownership Limit” assume application of the applicable attribution rules of the Internal Revenue Code under which, for example, a shareholder is deemed to own shares owned by his or her spouse.

The declaration of trust contains a number of provisions that restrict the ownership and transfer of shares and are designed to safeguard Vornado against an inadvertent loss of its REIT status. These provisions also seek to deter non-negotiated acquisitions of, and proxy fights for, us by third parties. The declaration of trust contains a limitation that restricts, with some exceptions, shareholders from owning more than a specified percentage of the outstanding common shares. We call this percentage the “common shares beneficial ownership limit.” The common shares beneficial ownership limit was initially set at 2.0% of the outstanding common shares. The board of trustees subsequently adopted a resolution raising the common shares beneficial ownership limit from 2.0% to 6.7% of the outstanding common shares and has the authority to grant exemptions from the common shares beneficial ownership limit. The shareholders who owned more than 6.7% of the common shares immediately after the merger of Vornado, Inc. into Vornado in May 1993 may continue to do so and may acquire additional common shares through stock option and similar plans or from other shareholders who owned more than 6.7% of the common shares immediately after that merger. However, common shares cannot be transferred if, as a result, more than 50% in value of the outstanding shares of Vornado would be owned by five or fewer individuals. While the shareholders who owned more than 6.7% of the common shares immediately after the merger of Vornado, Inc. into Vornado in May 1993 are not generally permitted to acquire additional common shares from any other source, these shareholders may acquire additional common shares from any source if Vornado issues additional common shares, up to the percentage held by them immediately before Vornado issues the additional shares.

Shareholders should be aware that events other than a purchase or other transfer of common shares can result in ownership, under the applicable attribution rules of the Internal Revenue Code, of common shares in excess of the common shares beneficial ownership limit. For instance, if two shareholders, each of whom owns 3.5% of the outstanding common shares, were to marry, then after their marriage both shareholders would be deemed to own 7.0% of the outstanding common shares, which is in excess of the common shares beneficial ownership limit. Similarly, if a shareholder who owns 4.9% of the outstanding common shares were to purchase a 50% interest in a corporation which owns 4.8% of the outstanding common shares, then the shareholder would be deemed to own 7.3% of the outstanding common shares. You should consult your own tax advisors concerning the application of the attribution rules of the Internal Revenue Code in your particular circumstances.

The Constructive Ownership Limit

Under the Internal Revenue Code, rental income received by a REIT from persons in which the REIT is treated, under the applicable attribution rules of the Code, as owning a 10% or greater interest does not constitute qualifying income for purposes of the income requirements that REITs must satisfy. For these purposes, a REIT is treated as owning any stock owned, under the applicable attribution rules of the Code, by a person that owns 10% or more of the value of the outstanding shares of the REIT. The attribution rules of the Code applicable for these purposes are different from those applicable with respect to the common shares beneficial ownership limit. All references to a shareholder’s ownership of common shares in this section “— The Constructive Ownership Limit” assume application of the applicable attribution rules of the Code.

In order to ensure that rental income of Vornado will not be treated as nonqualifying income under the rule described in the preceding paragraph, and thus to ensure that Vornado will not inadvertently lose its REIT status as a result of the ownership of shares by a tenant, or a person that holds an interest in a tenant, the declaration of trust contains an ownership limit that restricts, with some exceptions, shareholders from owning more than 9.9% of the outstanding shares of any class. We refer to this 9.9% ownership limit as the “constructive ownership limit.” The shareholders who owned shares in excess of the constructive ownership limit immediately after the merger of Vornado, Inc. into Vornado in May 1993 generally are not subject to the constructive ownership limit. The declaration of trust also contains restrictions that are designed to ensure that the shareholders who owned shares in excess of the constructive ownership limit immediately after the merger of Vornado, Inc. into Vornado in May 1993 will not, in the aggregate, own a large enough interest in a tenant or subtenant of the REIT to cause rental income received, directly or indirectly, by the REIT from that tenant or subtenant to be treated as nonqualifying income for purposes of the income requirements that REITs must satisfy. The restrictions described in the preceding sentence have an exception for tenants and subtenants from whom the REIT receives, directly or indirectly, rental income that is not in excess of a specified threshold.

Shareholders should be aware that events other than a purchase or other transfer of shares can result in ownership, under the applicable attribution rules of the Internal Revenue Code, of shares in excess of the constructive ownership limit. As the attribution rules that apply with respect to the constructive ownership limit differ from those that apply with respect to the common shares beneficial ownership limit, the events other than a purchase or other transfer of shares which can result in share ownership in excess of the constructive ownership limit can differ from those which can result in share ownership in excess of the common shares beneficial ownership limit. You should consult your own tax advisors concerning the application of the attribution rules of the Code in your particular circumstances.

Issuance of Excess Shares If the Ownership Limits Are Violated

The declaration of trust provides that a transfer of common shares that would otherwise result in ownership, under the applicable attribution rules of the Internal Revenue Code, of common shares in excess of the common shares beneficial ownership limit or the constructive ownership limit, or which would cause the shares of beneficial interest of Vornado to be beneficially owned by fewer than 100 persons, will have no effect and the purported transferee will acquire no rights or economic interest in the common shares. In addition, the declaration of trust provides that common shares that would otherwise be owned, under the applicable attribution rules of the Code, in excess of the common shares beneficial ownership limit or the constructive ownership limit will be automatically exchanged for excess shares. These excess shares will be transferred, by operation of law, to Vornado as trustee of a trust for the exclusive benefit of a beneficiary designated by the purported transferee or purported holder. While so held in trust, excess shares are not entitled to vote and are not entitled to participate in any dividends or distributions made by Vornado. Any dividends or distributions received by the purported transferee or other purported holder of the excess shares before Vornado discovers the automatic exchange for excess shares must be repaid to Vornado upon demand.

If the purported transferee or purported holder elects to designate a beneficiary of an interest in the trust with respect to the excess shares, he or she may designate only a person whose ownership of the shares will not violate the common shares beneficial ownership limit or the constructive ownership limit. When the designation is made, the excess shares will be automatically exchanged for common shares. The declaration of trust contains provisions designed to ensure that the purported transferee or other purported holder of the excess shares may not receive, in return for transferring an interest in the trust with respect to the excess shares, an amount that reflects any appreciation in the common shares for which the excess shares were exchanged during the period that the excess shares were outstanding but will bear the burden of any decline in value during that period. Any amount received by a purported transferee or other purported holder for designating a beneficiary in excess of the amount permitted to be received must be turned over to Vornado. The declaration of trust provides that Vornado, or its designee, may purchase any excess shares that have been automatically exchanged for common shares as a result of a purported transfer or other event. The price at which Vornado, or its designee, may purchase the excess shares will be equal to the lesser of:

•	in the case of excess shares resulting from a purported transfer for value, the price per share in the purported transfer that resulted in the automatic exchange for excess shares, or in the case of excess shares resulting from some other event, the market price of the common shares exchanged on the date of the automatic exchange for excess shares; and

•	the market price of the common shares exchanged for the excess shares on the date that Vornado accepts the deemed offer to sell the excess shares.

Vornado’s right to buy the excess shares will exist for 90 days, beginning on the date that the automatic exchange for excess shares occurred or, if Vornado did not receive a notice concerning the purported transfer that resulted in the automatic exchange for excess shares, the date that the board of trustees determines in good faith that an exchange for excess shares has occurred.

Other Provisions Concerning the Restrictions on Ownership

Our board of trustees may exempt persons from the common shares beneficial ownership limit or the constructive ownership limit, including the limitations applicable to holders who owned in excess of 6.7% of the common shares immediately after the merger of Vornado, Inc. into Vornado in May 1993, if evidence satisfactory to the board of trustees is presented showing that the exemption will not jeopardize Vornado’s status as a REIT under the Internal Revenue Code. No exemption to a person that is an individual for purposes of Section 542(a)(2) of the Internal Revenue Code, however, may permit the individual to have beneficial ownership in excess of 9.9% of the outstanding shares of the class. Before granting an exemption of this kind, the board of trustees may require a ruling from the IRS and/or an opinion of counsel satisfactory to it and/or representations and undertakings from the applicant with respect to preserving the REIT status of Vornado.

The foregoing restrictions on transferability and ownership will not apply if the board of trustees determines that it is no longer in the best interests of Vornado to attempt to qualify, or to continue to qualify, as a REIT.

All persons who own, directly or by virtue of the applicable attribution rules of the Internal Revenue Code, more than 2.0% of the outstanding common shares must give a written notice to Vornado containing the information specified in the declaration of trust by January 31 of each year. In addition, each shareholder will be required to disclose to Vornado upon demand any information that Vornado may request, in good faith, to determine Vornado’s status as a REIT or to comply with Treasury regulations promulgated under the REIT provisions of the Code.

The ownership restrictions described above may have the effect of precluding acquisition of control of Vornado unless the Vornado board determines that maintenance of REIT status is no longer in the best interests of Vornado.

Transfer Agent

The transfer agent for common shares is Wachovia Bank, N.A., Charlotte, North Carolina.

FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the taxation of Vornado Realty Trust and the material Federal income tax consequences to holders of the common shares for your general information only. It is not tax advice. The tax treatment of a holder of common shares will vary depending upon the holder’s particular situation, and this discussion addresses only holders that hold common shares as capital assets and does not deal with all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances. This section also does not deal with all aspects of taxation that may be relevant to certain types of holders to which special provisions of the Federal income tax laws apply, including:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	banks;

•	tax-exempt organizations;

•	certain insurance companies;

•	persons liable for the alternative minimum tax;

•	persons that hold securities that are a hedge, that are hedged against currency risks or that are part of a straddle or conversion transaction; and

•	U.S. shareholders whose functional currency is not the U.S. dollar.

This summary is based on the Internal Revenue Code, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions. This summary describes the provisions of these sources of law only as they are currently in effect. All of these sources of law may change at any time, and any change in the law may apply retroactively.

We urge you to consult with your own tax advisors regarding the tax consequences to you of acquiring, owning and selling common shares, including the federal, state, local and foreign tax consequences of acquiring, owning and selling common shares in your particular circumstances and potential changes in applicable laws.

Taxation of Vornado Realty Trust as a REIT

In the opinion of Sullivan & Cromwell LLP, commencing with its taxable year ended December 31, 1993, Vornado Realty Trust has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code for taxable years ending prior to the date hereof, and Vornado Realty Trust’s proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code for subsequent taxable years. Investors should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service or any court.

In providing its opinion, Sullivan & Cromwell LLP is relying,

•	as to certain factual matters upon the statements and representations contained in certificates provided to Sullivan & Cromwell LLP by Vornado, Two Penn Plaza, REIT, Inc. and AmeriCold Realty Trust;

•	without independent investigation, as to certain factual matters upon the statements and representations contained in the certificate provided to Sullivan & Cromwell LLP by Alexander’s; and

•	without independent investigation, upon the opinion of Shearman & Sterling LLP concerning the qualification of Alexander’s as a REIT for each taxable year commencing with its taxable year ended December 31, 1995.

In providing its opinion regarding the qualification of Alexander’s as a REIT for Federal income tax purposes, Shearman & Sterling LLP is relying, as to certain factual matters, upon representations received from Alexander’s.

Vornado’s qualification as a REIT will depend upon the continuing satisfaction by Vornado and, given Vornado’s current ownership interest in Alexander’s, AmeriCold and Two Penn, by Alexander’s, AmeriCold and Two Penn, of the requirements of the Internal Revenue Code relating to qualification for REIT status. Some of these requirements depend upon actual operating results, distribution levels, diversity of stock ownership, asset composition, source of income and record keeping. Accordingly, while Vornado intends to continue to qualify to be taxed as a REIT, the actual results of Vornado’s, Two Penn’s, AmeriCold’s or Alexander’s operations for any particular year might not satisfy these requirements. Neither Sullivan & Cromwell LLP nor Shearman & Sterling LLP will monitor the compliance of Vornado, Two Penn, AmeriCold or Alexander’s with the requirements for REIT qualification on an ongoing basis.

The sections of the Internal Revenue Code applicable to REITs are highly technical and complex. The following discussion summarizes material aspects of these sections of the Internal Revenue Code.

As a REIT, Vornado generally will not have to pay Federal corporate income taxes on its net income that it currently distributes to shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that generally results from investment in a regular corporation.

However, Vornado will have to pay Federal income tax as follows:

•	First, Vornado will have to pay tax at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains.

•	Second, under certain circumstances, Vornado may have to pay the alternative minimum tax on its items of tax preference.

•	Third, if Vornado has (a) net income from the sale or other disposition of “foreclosure property”, as defined in the Internal Revenue Code, which is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property, it will have to pay tax at the highest corporate rate on that income.

•	Fourth, if Vornado has net income from “prohibited transactions”, as defined in the Internal Revenue Code, Vornado will have to pay a 100% tax on that income. Prohibited transactions are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

•	Fifth, if Vornado should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below under “— Requirements for Qualification — Income Tests”, but has nonetheless maintained its qualification as a REIT because Vornado has satisfied some other requirements, it will have to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of Vornado’s gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of Vornado’s gross income (90% for taxable years ending before January 1, 2005) over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect Vornado’s profitability.

•	Sixth, if Vornado should fail to distribute during each calendar year at least the sum of (1) 85% of its real estate investment trust ordinary income for that year, (2) 95% of its real estate investment trust capital gain net income for that year and (3) any undistributed taxable income from prior periods, Vornado would have to pay a 4% excise tax on the excess of that required distribution over the amounts actually distributed.

•	Seventh, if during the 10-year period beginning on the first day of the first taxable year for which Vornado qualified as a REIT, Vornado recognizes gain on the disposition of any asset held by Vornado as of the beginning of that period, then, to the extent of the excess of (a) fair market value of that asset as of the beginning of that period over (b) Vornado’s adjusted basis in that asset as of the beginning of that period, Vornado will have to pay tax on that gain at the highest regular corporate rate. We refer to the excess of fair market value over adjusted basis described in the preceding sentence as “built-in gain”.

Notwithstanding the taxation of built-in gain described in the preceding paragraph of this bullet point, Vornado will not have to pay tax on recognized built-in gain with respect to assets held as of the first day of the 10-year period beginning on the first day of the first taxable year for which Vornado qualified as a REIT, to the extent that the aggregate amount of that recognized built-in gain exceeds the net aggregate amount of Vornado’s unrealized built-in gain as of the first day of that period.

•	Eighth, if Vornado acquires any asset from a C corporation in certain transactions in which Vornado must adopt the basis of the asset or any other property in the hands of the C corporation as the basis of the asset in the hands of Vornado, and Vornado recognizes gain on the disposition of that asset during the 10-year period beginning on the date on which Vornado acquired that asset, then Vornado will have to pay tax on the built-in gain at the highest regular corporate rate. A C corporation means generally a corporation that has to pay full corporate-level tax.

•	Ninth, for taxable years beginning after December 31, 2000, if Vornado receives non-arm’s length income from a taxable REIT subsidiary (as defined under “— Requirements for Qualification — Asset Tests”), or as a result of services provided by a taxable REIT subsidiary to tenants of Vornado, Vornado will be subject to a 100% tax on the amount of Vornado’s non-arm’s length income.

Requirements for Qualification

The Internal Revenue Code defines a REIT as a corporation, trust or association

•	which is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

•	which would otherwise be taxable as a domestic corporation, but for Sections 856 through 859 of the Internal Revenue Code;

•	which is neither a financial institution nor an insurance company to which certain provisions of the Internal Revenue Code apply;

•	the beneficial ownership of which is held by 100 or more persons;

•	during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities; and

•	which meets certain other tests, described below, regarding the nature of its income and assets.

The Internal Revenue Code provides that the conditions described in the first through fourth bullet points above must be met during the entire taxable year and that the condition described in the fifth bullet point above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

Vornado has satisfied the conditions described in the first through fifth bullet points of the preceding paragraph and believes that it has also satisfied the condition described in the sixth bullet point of the preceding paragraph. In addition, Vornado’s declaration of trust provides for restrictions regarding the ownership and transfer of Vornado’s shares of beneficial interest. These restrictions are intended to assist Vornado in continuing to satisfy the share ownership requirements described in the fifth and sixth bullet points of the preceding paragraph. The ownership and transfer restrictions pertaining to the common shares are described in this prospectus under the heading “Description of Common Shares — Restrictions on Ownership of Common Shares.”

Vornado owns a number of wholly-owned corporate subsidiaries. Internal Revenue Code Section 856(i) provides that unless a REIT makes an election to treat the corporation as a taxable REIT subsidiary, a corporation which is a “qualified REIT subsidiary,” as defined in the Internal Revenue Code, will not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary will be treated as assets, liabilities and items of these kinds of the REIT. Thus, in applying the requirements described in this section, Vornado’s qualified REIT subsidiaries will be ignored, and all assets, liabilities and items of income, deduction and credit of these subsidiaries will be treated as assets, liabilities and items of these kinds of Vornado.

If a REIT is a partner in a partnership, Treasury regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. Thus, Vornado’s proportionate share of the assets, liabilities and items of income of any partnership in which Vornado is a partner, including the operating partnership, will be treated as assets, liabilities and items of income of Vornado for purposes of applying the requirements described in this section. Thus, actions taken by partnerships in which Vornado owns an interest, either directly or through one or more tiers of partnerships or qualified REIT subsidiaries, can affect Vornado’s ability to satisfy the REIT income and assets tests and the determination of whether Vornado has net income from prohibited transactions. See the fourth bullet point on page 22 for a discussion of prohibited transactions.

Income Tests. In order to maintain its qualification as a REIT, Vornado annually must satisfy three gross income requirements.

•	First, Vornado must derive at least 75% of its gross income, excluding gross income from prohibited transactions, for each taxable year directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property,” as defined in the Internal Revenue Code, or from certain types of temporary investments. Rents from real property generally include expenses of Vornado that are paid or reimbursed by tenants.

•	Second, at least 95% of Vornado’s gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from real property investments as described in the preceding bullet point, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of these types of source.

•	Third, for its taxable years before 1998, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years, apart from involuntary conversions and sales of foreclosure property, was required to represent less than 30% of Vornado’s gross income, including gross income from prohibited transactions, for each of these taxable years.

Rents that Vornado receives will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if the rents satisfy several conditions.

•	First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely because it is based on a fixed percentage or percentages of receipts or sales.

•	Second, the Internal Revenue Code provides that rents received from a tenant will not qualify as rents from real property in satisfying the gross income tests if the REIT, directly or under the applicable attribution rules, owns a 10% or greater interest in that tenant; except that for tax years beginning after December 31, 2000, rents received from a taxable REIT subsidiary under certain circumstances qualify as rents from real property even if Vornado owns more than a 10% interest in the subsidiary. We refer to a tenant in which Vornado owns a 10% or greater interest as a “related party tenant.”

•	Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

•	Finally, for rents received to qualify as rents from real property, the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property, other than through an independent contractor from whom the REIT derives no revenue or through a taxable REIT subsidiary. However, Vornado may directly perform certain services that landlords usually or customarily render when renting space for occupancy only or that are not considered rendered to the occupant of the property.

Vornado does not derive significant rents from related party tenants. Vornado also does not and will not derive rental income attributable to personal property, other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease.

Vornado directly performs services for some of its tenants. Vornado does not believe that the provision of these services will cause its gross income attributable to these tenants to fail to be treated as rents from real property. If Vornado were to provide services to a tenant that are other than those landlords usually or customarily provide when renting space for occupancy only, amounts received or accrued by Vornado for any of these services will not be treated as rents from real property for purposes of the REIT gross income tests. However, the amounts received or accrued for these services will not cause other amounts received with respect to the property to fail to be treated as rents from real property unless the amounts treated as received in respect of the services, together with amounts received for certain management services, exceed 1% of all amounts received or accrued by Vornado during the taxable year with respect to the property. If the sum of the amounts received in respect of the services to tenants and management services described in the preceding sentence exceeds the 1% threshold, then all amounts received or accrued by Vornado with respect to the property will not qualify as rents from real property, even if Vornado provides the impermissible services to some, but not all, of the tenants of the property.

The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of that amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term interest solely because it is based on a fixed percentage or percentages of receipts or sales.

If Vornado fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it satisfies the requirements of other provisions of the Internal Revenue Code that allow relief from disqualification as a REIT. These relief provisions will generally be available if:

•	Vornado’s failure to meet the income tests was due to reasonable cause and not due to willful neglect; and

•	Vornado files a schedule of each item of income in excess of the limitations described above in accordance with regulations to be prescribed by the Internal Revenue Service.

Vornado might not be entitled to the benefit of these relief provisions, however. As discussed in the fifth bullet point on page 22, even if these relief provisions apply, Vornado would have to pay a tax on the excess income.

Asset Tests. Vornado, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets.

•	First, at least 75% of the value of Vornado’s total assets must be represented by real estate assets, including (a) real estate assets held by Vornado’s qualified REIT subsidiaries, Vornado’s allocable share of real estate assets held by partnerships in which Vornado owns an interest and stock issued by another REIT, (b) for a period of one year from the date of Vornado’s receipt of proceeds of an offering of its shares of beneficial interest or publicly offered debt with a term of at least five years, stock or debt instruments purchased with these proceeds and (c) cash, cash items and government securities.

•	Second, not more than 25% of Vornado’s total assets may be represented by securities other than those in the 75% asset class.

•	Third, for taxable years beginning after December 31, 2000, not more than 20% of Vornado’s total assets may constitute securities issued by taxable REIT subsidiaries and of the investments included in the 25% asset class, the value of any one issuer’s securities, other than equity securities issued by another REIT or securities issued by a taxable REIT subsidiary, owned by Vornado may not exceed 5% of the value of Vornado’s total assets. Moreover, Vornado may not own more than 10% of the vote or value of the outstanding securities of any one issuer, except for issuers that are REITs, qualified REIT subsidiaries or taxable REIT subsidiaries, or certain securities that qualify under a safe harbor provision of the Internal Revenue Code (such as so-called “straight debt” securities). For these purposes, a taxable REIT subsidiary is any corporation in which Vornado owns an interest that joins with Vornado in making an election to be treated as a “taxable REIT subsidiary” and certain subsidiaries of a taxable REIT subsidiary, if the subsidiaries do not engage in certain activities.

•	Fourth, of the investments included in the 25% asset class, the value of any one issuer’s securities, other than equity securities issued by another REIT or securities issued by a taxable REIT subsidiary, owned by Vornado may not exceed 5% of the value of Vornado’s total assets and Vornado may not own more than 10% of any one issuer’s outstanding voting securities.

The test described in the fourth bullet point above, and not that described in the third bullet point, will continue to apply for taxable years of Vornado that begin after December 31, 2000, only with respect to stock in any corporation owned by Vornado before July 12, 1999, so long as a taxable REIT subsidiary election is not made with respect to the corporation and the corporation does not acquire substantial new assets or engage in a substantial new line of business and certain other conditions are satisfied.

Since March 2, 1995, Vornado has owned more than 10% of the voting securities of Alexander’s. Since April of 1997, Vornado’s ownership of Alexander’s has been through the operating partnership rather than direct. Vornado’s ownership interest in Alexander’s will not cause Vornado to fail to satisfy the asset tests for REIT status so long as Alexander’s qualified as a REIT for each of the taxable years beginning with its taxable year ended December 31, 1995 and continues to so qualify. In the opinion of Shearman & Sterling LLP, commencing with

Alexander’s taxable year ended December 31, 1995, Alexander’s has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. In providing its opinion, Shearman & Sterling LLP is relying upon representations received from Alexander’s.

Since April of 1997, Vornado has also owned, through the operating partnership, more than 10% of the voting securities of Two Penn. Vornado’s indirect ownership interest in Two Penn will not cause Vornado to fail to satisfy the asset tests for REIT status so long as Two Penn qualifies as a REIT for its first taxable year and each subsequent taxable year. Vornado believes that Two Penn will also qualify as a REIT.

For taxable years beginning after October 22, 2004, if Vornado owns more than 10% of the vote or value of the outstanding securities of any one issuer in any quarter, it will not be treated as in violation of the ownership limits described above if:

•	Vornado corrects the violation within a designated period (whether by disposing of the non-qualifying assets or otherwise); and

•	In cases where Vornado’s excess ownership exceeds the lesser of 1% of its assets at the end of the quarter and $10 million, the violation is due to reasonable cause and not willful neglect, Vornado provides a description of each non-qualifying asset under regulations to be prescribed by the Internal Revenue Service, and Vornado pays a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets.

Annual Distribution Requirements. Vornado, in order to qualify as a REIT, is required to distribute dividends, other than capital gain dividends, to its shareholders in an amount at least equal to (1) the sum of (a) 90% of Vornado’s “real estate investment trust taxable income”, computed without regard to the dividends paid deduction and Vornado’s net capital gain, and (b) 90% of the net after-tax income, if any, from foreclosure property minus (2) the sum of certain items of non-cash income.

For taxable years beginning before January 1, 2001, the required amount of distributions described above and below was 95% of the amount of Vornado’s income or gain, as the case may be.

In addition, if Vornado disposes of any asset within 10 years of acquiring it, Vornado will be required to distribute at least 90% of the after-tax built-in gain, if any, recognized on the disposition of the asset.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Vornado timely files its tax return for the year to which they relate and if paid on or before the first regular dividend payment after the declaration.

To the extent that Vornado does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its real estate investment trust taxable income, as adjusted, it will have to pay tax on those amounts at regular ordinary and capital gain corporate tax rates. Furthermore, if Vornado fails to distribute during each calendar year at least the sum of (a) 85% of its ordinary income for that year, (b) 95% of its capital gain net income for that year and (c) any undistributed taxable income from prior periods, Vornado would have to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

Vornado intends to satisfy the annual distribution requirements.

From time to time, Vornado may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between (a) when Vornado actually receives income and when it actually pays deductible expenses and (b) when Vornado includes the income and deducts the expenses in arriving at its taxable income. If timing differences of this kind occur, in order to meet the 90% distribution requirement, Vornado may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

Under certain circumstances, Vornado may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in Vornado’s deduction for dividends paid for the earlier year. Thus, Vornado may be able to avoid being taxed on amounts distributed as deficiency dividends; however, Vornado will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Failure to qualify as a REIT

For taxable years of Vornado beginning after October 22, 2004, if Vornado would otherwise fail to qualify as a REIT because of a violation of one of the requirements described above, its qualification as a REIT will not be terminated if the violation is due to reasonable cause and not willful neglect and Vornado pays a penalty tax of $50,000 for the violation. The immediately preceding sentence does not apply to violations of the income tests described above or a violation of the limitation on ownership of more than 10% of the securities of any issuer, each of which have specific relief provisions that are described above.

If Vornado fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, Vornado will have to pay tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. Vornado will not be able to deduct distributions to shareholders in any year in which it fails to qualify, nor will Vornado be required to make distributions to shareholders. In this event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable to the shareholders as dividend income (which may be subject to tax at preferential rates) and corporate distributees may be eligible for the dividends received deduction if they satisfy the relevant provisions of the Internal Revenue Code. Unless entitled to relief under specific statutory provisions, Vornado will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. Vornado might not be entitled to the statutory relief described in this paragraph in all circumstances.

Taxation of Holders of Common Shares

U.S. Shareholders

As used in this section, the term “U.S. shareholder” means a holder of common shares or preferred shares who, for United States Federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States Federal income taxation regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all substantial decisions of the trust.

As long as Vornado qualifies as a REIT, distributions made by Vornado out of its current or accumulated earnings and profits, and not designated as capital gain dividends, will constitute dividends taxable to its taxable U.S. shareholders as ordinary income. Under recently enacted law, individual U.S. shareholders will be entitled to the new lower rate on dividends only for the portion of any distribution equal to Vornado’s real estate investment trust taxable income (taking into account the dividends paid deduction available to Vornado) and realized built-in gains from Vornado’s previous taxable year less any taxes paid by Vornado on these items during Vornado’s previous taxable year. Individual U.S. shareholders should consult their own tax advisors to determine the impact of this new legislation. Distributions of this kind will not be eligible for the dividends received deduction in the case of U.S. shareholders that are corporations. Distributions made by Vornado that Vornado properly designates as capital gain dividends will be taxable to U.S. shareholders as gain from the sale of a capital asset held for more than one year, to the extent that they do not exceed Vornado’s actual net capital gain for the taxable year, without regard to the period for which a U.S. shareholder has held his shares. Thus, with certain limitations, capital gain dividends received by an individual U.S. shareholder may be eligible for preferential rates of taxation. U.S. shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

To the extent that Vornado makes distributions, not designated as capital gain dividends, in excess of its current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. shareholder. Thus, these distributions will reduce the adjusted basis which the U.S. shareholder has in his shares for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. shareholder’s adjusted basis in his shares will be taxable as capital gains, provided that the shares have been held as a capital asset. For purposes of determining the portion of distributions on separate classes of shares that will be treated as dividends for Federal income tax purposes, current and accumulated earnings and profits will be allocated to distributions resulting from priority rights of preferred shares before being allocated to other distributions.

Dividends authorized by Vornado in October, November, or December of any year and payable to a shareholder of record on a specified date in any of these months will be treated as both paid by Vornado and received by the shareholder on December 31 of that year, provided that Vornado actually pays the dividend on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any net operating losses or capital losses of Vornado.

U.S. shareholders holding shares at the close of Vornado’s taxable year will be required to include, in computing their long-term capital gains for the taxable year in which the last day of Vornado’s taxable year falls, the amount that Vornado designates in a written notice mailed to its shareholders. Vornado may not designate amounts in excess of Vornado’s undistributed net capital gain for the taxable year. Each U.S. shareholder required to include the designated amount in determining the shareholder’s long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by Vornado in respect of the undistributed net capital gains. U.S. shareholders to whom these rules apply will be allowed a credit or a refund, as the case may be, for the tax they are deemed to have paid. U.S. shareholders will increase their basis in their shares by the difference between the amount of the includible gains and the tax deemed paid by the shareholder in respect of these gains.

Distributions made by Vornado and gain arising from a U.S. shareholder’s sale or exchange of shares will not be treated as passive activity income. As a result, U.S. shareholders generally will not be able to apply any passive losses against that income or gain.

When a U.S. shareholder sells or otherwise disposes of shares, the shareholder will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on the sale or other disposition, and (b) the holder’s adjusted basis in the shares for tax purposes. This gain or loss will be capital gain or loss if the U.S. shareholder has held the shares as a capital asset. The gain or loss will be long-term gain or loss if the U.S. shareholder has held the shares for more than one year. Long-term capital gain of an individual U.S. shareholder is generally taxed at preferential rates. In general, any loss recognized by a U.S. shareholder when the shareholder sells or otherwise disposes of shares of Vornado that the shareholder has held for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the shareholder from Vornado which were required to be treated as long-term capital gains.

Backup Withholding. Vornado will report to its U.S. shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, backup withholding may apply to a shareholder with respect to dividends paid unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The IRS may also impose penalties on a U.S. shareholder that does not provide Vornado with his correct taxpayer identification number. A shareholder may credit any amount paid as backup withholding against the shareholder’s income tax liability. In addition, Vornado may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to Vornado.

Taxation of Tax-Exempt Shareholders. The IRS has ruled that amounts distributed as dividends by a REIT generally do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt shareholder is not one of the types of entity described in the next paragraph and has not held its shares as “debt financed property” within the meaning of the Internal Revenue Code, and the shares are not otherwise used in a trade or business, the dividend income from shares will not be unrelated business taxable income to a tax-exempt shareholder. Similarly, income from the sale of shares will not constitute unrelated business taxable income unless the tax-exempt shareholder has held the shares as “debt financed property” within the meaning of the Internal Revenue Code or has used the shares in a trade or business.

Income from an investment in Vornado’s shares will constitute unrelated business taxable income for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from Federal income taxation under the applicable subsections of Section 501(c) of the Internal Revenue Code, unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its shares. Prospective investors of the types described in the preceding sentence should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the foregoing, however, a portion of the dividends paid by a “pension-held REIT” will be treated as unrelated business taxable income to any trust which

•	is described in Section 401(a) of the Internal Revenue Code;

•	is tax-exempt under Section 501(a) of the Internal Revenue Code; and

•	holds more than 10% (by value) of the equity interests in the REIT.

Tax-exempt pension, profit-sharing and stock bonus funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “qualified trusts.” A REIT is a “pension-held REIT” if:

•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by qualified trusts will be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust (rather than by the trust itself); and

•	either (a) at least one qualified trust holds more than 25% by value of the interests in the REIT or (b) one or more qualified trusts, each of which owns more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT.

The percentage of any REIT dividend treated as unrelated business taxable income to a qualifying trust is equal to the ratio of (a) the gross income of the REIT from unrelated trades or businesses, determined as though the REIT were a qualified trust, less direct expenses related to this gross income, to (b) the total gross income of the REIT, less direct expenses related to the total gross income. A de minimis exception applies where this percentage is less than 5% for any year. Vornado does not expect to be classified as a pension-held REIT.

The rules described above under the heading “U.S. shareholders” concerning the inclusion of Vornado’s designated undistributed net capital gains in the income of its shareholders will apply to tax-exempt entities. Thus, tax-exempt entities will be allowed a credit or refund of the tax deemed paid by these entities in respect of the includible gains.

Non-U.S. Shareholders

The rules governing U.S. Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and estates or trusts that in either case are not subject to United States Federal income tax on a net income basis who own common shares or preferred shares, which we call “non-U.S. shareholders”, are complex. The following discussion is only a limited summary of these rules. Prospective non-U.S. shareholders should consult with their own tax advisors to determine the impact of U.S. Federal, state and local income tax laws with regard to an investment in common shares or preferred shares, including any reporting requirements.

Ordinary Dividends. Distributions, other than distributions that are treated as attributable to gain from sales or exchanges by Vornado of U.S. real property interests, as discussed below, and other than distributions designated by Vornado as capital gain dividends, will be treated as ordinary income to the extent that they are made out of current or accumulated earnings and profits of Vornado. A withholding tax equal to 30% of the gross amount of the distribution will ordinarily apply to distributions of this kind to non-U.S. shareholders, unless an applicable tax treaty reduces that tax. However, if income from the investment in the shares is treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business or is attributable to a permanent establishment that the non-U.S. shareholder maintains in the United States if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. shareholder to U.S. taxation on a net income basis, tax at graduated rates will generally apply to the non-U.S. shareholder in the same manner as U.S. shareholders are taxed with respect to dividends, and the 30% branch profits tax may also apply if the shareholder is a foreign corporation. Vornado expects to withhold U.S. tax at the rate of 30% on the gross amount of any dividends, other than dividends treated as attributable to gain from sales or exchanges of U.S. real property interests and capital gain dividends, paid to a non-U.S. shareholder, unless (a) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with Vornado or the appropriate withholding agent or (b) the non-U.S. shareholder files an IRS Form W-8 ECI or a successor form with Vornado or the appropriate withholding agent claiming that the distributions are effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business.

Distributions to a non-U.S. shareholder that are designated by Vornado at the time of distribution as capital gain dividends which are not attributable to or treated as attributable to the disposition by Vornado of a U.S. real property interest generally will not be subject to U.S. Federal income taxation, except as described below.

Return of Capital. Distributions in excess of Vornado’s current and accumulated earnings and profits, which are not treated as attributable to the gain from Vornado’s disposition of a U.S. real property interest, will not be taxable to a non-U.S. shareholder to the extent that they do not exceed the adjusted basis of the non-U.S. shareholder’s shares. Distributions of this kind will instead reduce the adjusted basis of the shares. To the extent that distributions of this kind exceed the adjusted basis of a non-U.S. shareholder’s shares, they will give rise to tax liability if the non-U.S. shareholder otherwise would have to pay tax on any gain from the sale or disposition of its shares, as described below. If it cannot be determined at the time a distribution is made whether the distribution will be in excess of current and accumulated earnings and profits, withholding will apply to the distribution at the rate applicable to dividends. However, the non-U.S. shareholder may seek a refund of these amounts from the IRS if it is subsequently determined that the distribution was, in fact, in excess of current accumulated earnings and profits of Vornado.

Capital Gain Dividends. For any year in which Vornado qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by Vornado of U.S. real property interests will be taxed to a non-U.S. shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended. Under this statute, these distributions are taxed to a non-U.S. shareholder as if the gain were effectively connected with a U.S. business. Thus, non-U.S. shareholders will be taxed on the distributions at the normal capital gain rates applicable to U.S. shareholders, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of individuals. Vornado is required by applicable Treasury regulations under this statute to withhold 35% of any distribution that Vornado could designate as a capital gain dividend. However, if Vornado designates as a capital gain dividend a distribution made before the day Vornado actually effects the designation, then although the distribution may be taxable to a non-U.S. shareholder, withholding does not apply to the distribution under this statute. Rather, Vornado must effect the 35% withholding from distributions made on and after the date of the designation, until the distributions so withheld equal the amount of the prior distribution designated as a capital gain dividend. The non-U.S. shareholder may credit the amount withheld against its U.S. tax liability.

For taxable years of Vornado beginning after October 22, 2004, the rules described in the preceding paragraph generally do not apply, however, to capital gain dividends received with respect to a class of Vornado’s stock that is regularly traded on an established securities market located in the United States if the non-U.S. shareholder does not own more than 5% of that class of stock, and capital gain dividends will be treated the same as ordinary distributions. Vornado believes its common shares will be treated as regularly traded for this purpose.

Sales of Shares. Gain recognized by a non-U.S. shareholder upon a sale or exchange of common shares generally will not be taxed under the Foreign Investment in Real Property Tax Act if Vornado is a “domestically controlled REIT”, defined generally as a REIT, less than 50% in value of whose stock is and was held directly or indirectly by foreign persons at all times during a specified testing period. Vornado believes that it is and will continue to be a domestically controlled REIT, and, therefore, that taxation under this statute generally will not apply to the sale of Vornado shares. However, gain to which this statute does not apply will be taxable to a non-U.S. shareholder if investment in the shares is treated as effectively connected with the non-U.S. shareholder’s U.S. trade or business or is attributable to a permanent establishment that the non-U.S. shareholder maintains in the United States if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. shareholder to U.S. taxation on a net income basis. In this case, the same treatment will apply to the non-U.S. shareholder as to U.S. shareholders with respect to the gain. In addition, gain to which the Foreign Investment in Real Property Tax Act does not apply will be taxable to a non-U.S. shareholder if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, or maintains an office or a fixed place of business in the United States to which the gain is attributable. In this case, a 30% tax will apply to the nonresident alien individual’s capital gains. A similar rule will apply to capital gain dividends to which this statute does not apply.

If Vornado were not a domestically controlled REIT, tax under the Foreign Investment in Real Property Tax Act would apply to a non-U.S. shareholder’s sale of shares only if the selling non-U.S. shareholder owned more than 5% of the class of shares sold at any time during a specified period. This period is generally the shorter of the period that the non-U.S. shareholder owned the shares sold or the five-year period ending on the date when the shareholder disposed of the shares. If tax under this statute applies to the gain on the sale of shares, the same treatment would apply to the non-U.S. shareholder as to U.S. shareholders with respect to the gain, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals.

Federal estate taxes

Common shares or preferred shares held by a non-U.S. shareholder at the time of death will be included in the shareholder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. shareholder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments and

•	the payment of the proceeds from the sale of common shares effected at a United States office of a broker,

as long as the income associated with these payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of common shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common shares or preferred shares that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of common shares will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

Other tax consequences

State or local taxation may apply to Vornado and its shareholders in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of Vornado and its shareholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Vornado.

PLAN OF DISTRIBUTION

The Selling Shareholders and their pledgees, donees, transferees or other successors in interest may offer and sell, from time to time, some or all of the common shares covered by this prospectus. We have registered the Common Shares covered by this prospectus for offer and sale by the Selling Shareholders so that those Common Shares may be freely sold to the public by them. Registration of the Common Shares covered by this prospectus does not mean, however, that those shares necessarily will be offered or sold. We will not receive any proceeds from any sale of the Common Shares by the Selling Shareholders. We will pay all costs, expenses and fees in connection with the registration of the Common Shares, including fees of our counsel and accountants, fees payable to the SEC and listing fees. We estimate those fees and expenses to be approximately $63,599. The Selling Shareholders will pay all underwriting discounts and commissions and similar selling expenses, if any, attributable to the sale of the Common Shares covered by this prospectus.

The Selling Shareholders and their pledgees, donees, transferees or other successors in interest may sell the Common Shares covered by this prospectus from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

•	in privately negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	in a block trade in which a broker-dealer will attempt to sell a block of Common Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above.

In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

•	purchases of the Common Shares by a broker-dealer as principal and resales of the Common Shares by the broker-dealer for its account under this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker-dealer solicits purchasers.

At any time a particular offer of the Common Shares covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will state the aggregate amount of Common Shares covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Any prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the Common Shares covered by this prospectus.

In connection with the sale of the Common Shares covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Common Shares for whom they may act as agent. Underwriters may sell to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and commissions from the purchasers for whom they may act as agent.

The Common Shares are listed on the NYSE under the symbol “VNO.”

Any underwriters, broker-dealers or agents participating in the distribution of the Common Shares covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act of 1933.

Some of the Common Shares covered by this prospectus may be sold in private transactions or under Rule 144 under the Securities Act of 1933 rather than under this prospectus.

We have agreed to indemnify certain Selling Shareholders against certain liabilities, including liabilities under the Securities Act of 1933. Certain Selling Shareholders have also agreed to indemnify us against certain liabilities, including liabilities under the Securities Act of 1933, for information he furnished to us for use in this prospectus. See “Selling Shareholders” herein.

VALIDITY OF THE COMMON SHARES

The validity of the common shares sold pursuant to this prospectus will be passed upon for Vornado Realty Trust by Venable LLP, Baltimore, Maryland, Maryland counsel to Vornado Realty Trust.

EXPERTS

The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from Vornado Realty Trust’s annual report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to Vornado Realty Trust’s adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” and the application of the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended March 31, 2004 and 2003, June 30, 2004 and 2003 and September 30, 2004 and 2003 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Vornado Realty Trust’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.